Annmarie T. Hagan
Vice President
Chief Accounting Officer and Corporate Controller

Routing TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone 215.761.1206 Facsimile 215.761.5613 annmarie.hagan@cigna.com
June 5, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

VIA EDGAR

RE:          CIGNA Corporation
Form 10-Q for Quarterly Period Ended March 31, 2008
Filed May 1, 2008
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation, and in response to your letter to Mr. Bell dated June 2, 2008, please be advised that we expect to provide you a response on or before June 27, 2008.  This timeframe contemplates our normal review of the proposed response with members of the Audit Committee of our Board of Directors.  If you would like to discuss this matter further, please do not hesitate to contact me at (215) 761-1206 or by facsimile at (215) 761-5613.

Thank you.

Sincerely,

/s/ Annmarie T. Hagan
Annmarie T. Hagan
Vice President, Chief Accounting Officer and Corporate Controller
CIGNA Corporation

cc:	Tabatha Akins
Mary Mast